CELESTE HEALTH, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2023 and 2024

(Unaudited)

Balance Sheet

Celeste

As of Dec 31, 2024

Report Type: Accrual (Paid & Unpaid)

ACCOUNTS	Dec 31, 2024	Dec 31, 2023
Assets		
Total Cash and Bank	$160,495.43	$132,519.25
Total Other Current Assets	$0.00	$0.00
Total Long-term Assets	$0.00	$0.00
Total Assets	**$160,495.43**	**$132,519.25**
Liabilities		
Total Current Liabilities	$0.00	$0.00
Total Long-term Liabilities	$0.00	$0.00
Total Liabilities	**$0.00**	**$0.00**
Equity		
Total Other Equity	$205,247.80	$150,085.00
Total Retained Earnings	-$44,752.37	-$17,565.75
Total Equity	**$160,495.43**	**$132,519.25**

Profit and Loss

Celeste

Date Range 1: Jan 01, 2024 to Dec 31, 2024

Date Range 2: Jan 01, 2023 to Dec 31, 2023

ACCOUNTS	Jan 01, 2024 to Dec 31, 2024	Jan 01, 2023 to Dec 31, 2023	Change	
Income				
Uncategorized Income	$340.38	$1,500.00	-$1,159.62	-77.31%
Total Income	**$340.38**	**$1,500.00**	**-$1,159.62**	**-77.31%**
Total Cost of Goods Sold	**$0.00**	**$0.00**	**$0.00**	**0.00%**
Gross Profit **As a percentage of Total Income**	**$340.38** 100.00%	**$1,500.00** 100.00%	**-$1,159.62**	**-77.31%**
Operating Expenses				
Professional Fees	$0.00	$13,672.28	-$13,672.28	-100.00%
Uncategorized Expense	$27,527.00	$5,393.47	$22,133.53	410.38%
Total Operating Expenses	**$27,527.00**	**$19,065.75**	**$8,461.25**	**44.38%**
Net Profit **As a percentage of Total Income**	**-$27,186.62** -7,987.14%	**-$17,565.75** -1,171.05%	**-$9,620.87**	**-54.77%**

Cash Flow

Celeste

Date Range 1: Jan 01, 2024 to Dec 31, 2024

Date Range 2: Jan 01, 2023 to Dec 31, 2023

CASH INFLOW AND OUTFLOW	Jan 01, 2024 to Dec 31, 2024	Jan 01, 2023 to Dec 31, 2023	Difference	
Operating Activities				
Sales	$340.38	$1,500.00	-$1,159.62	-77.31%
Purchases	-$27,527.00	-$19,065.75	-$8,461.25	-44.38%
Inventory	$0.00	$0.00	$0.00	0.00%
Payroll	$0.00	$0.00	$0.00	0.00%
Sales Taxes	$0.00	$0.00	$0.00	0.00%
Other	$0.00	$0.00	$0.00	0.00%
Net Cash from Operating Activities	**-$27,186.62**	**-$17,565.75**	**-$9,620.87**	**-54.77%**
Investing Activities				
Property, Plant, Equipment	$0.00	$0.00	$0.00	0.00%
Other	$0.00	$0.00	$0.00	0.00%
Net Cash from Investing Activities	**$0.00**	**$0.00**	**$0.00**	**0.00%**
Financing Activities				
Loans and Lines of Credit	$0.00	$0.00	$0.00	0.00%
Owners and Shareholders	$55,162.80	$150,085.00	-$94,922.20	-63.25%
Other	$0.00	$0.00	$0.00	0.00%
Net Cash from Financing Activities	**$55,162.80**	**$150,085.00**	**-$94,922.20**	**-63.25%**

CONSOLIDATED STATEMENT OF EQUITY

Date	Common Shares	Additional Paid-in Capital	SAFE Investments	Retained Earnings	Total Equity
Beginning Balance (Jan 1, 2023)	-	$0.00	$0.00	$0.00	$0.00
2023 Contributions (Co-Founder Equity Purchases)					
Mar 15, 2023 – Athena Doshi		$85.00			$85.00
Dec 09, 2024 – Check Deposit from Ellard Li		$162.80			$247,247.80
2023 SAFE Investments					
Jun 05, 2023 – Gurtin Family Trust			$25,000.00		$25,085.00
Sep 14, 2023 – Sharad Doshi			$100,000.00		$125,085.00
Nov 09, 2023 – Justin Nance			$25,000.00		$150,085.00
Ending Balance (Dec 31, 2023)		**$85.00**	**$150,085.00**		**$150,085.00**
2024 SAFE Investments					
Jul 08, 2024 – Rory Jacob Heath Garton-Smith			$5,000.00		$155,085.00
Sep 10, 2024 – Charles Tan Cheung			$50,000.00		$205,085.00
Ending Balance (Dec 31, 2024)		**$247.80**	**$205,085.00**		**$205,247.80**

NOTES TO FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2023 and 2024

1. ORGANIZATION AND PURPOSE
   1. Celeste Health, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company is a healthcare technology company that derives revenue from software subscriptions to its AI-powered platform, which helps care centers reduce cancellations, streamline pre-operative processes, and recover lost revenue.

   2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

   a) Basis of Accounting
   The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

   b) Fiscal Year
   The Company operates on a 52-week fiscal year ending on December 31.

   c) Cash Equivalents
   Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2023 and December 31, 2034, the Company's cash positions include its operating bank account.

   d) Legal Fees
   Legal fees consist of legal services provided for the creation of the Company and equity financing.

   e) Use of Estimates
   The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT
   The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.